Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Midas Gold Corp. (the "Company")

Suite 890 - 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2	Date of Material Change

January 15, 2021

Item 3	News Release

News release dated January 15, 2021, issued and disseminated through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On January 15, 2021, the Company announced that its board of directors had approved (a) the formal engagement of advisers to explore a U.S. redomicile and (b) a 10-for-1 share consolidation in connection with a planned U.S. listing on the Nasdaq Stock Market.

The Company also announced that it had entered into a voluntary agreement under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") in the form of an Administrative Settlement Agreement and Order on Consent (the "Agreement"). The Agreement is necessary to allow the Company to voluntarily address environmental conditions at the abandoned mine site without inheriting the liability of the conditions left behind by past operators. The Agreement does not change the permitting process or anticipated permitting schedule for the Stibnite Gold Project through the National Environmental Policy Act, nor does it alter any potential CERCLA liability or CERCLA defenses for the Company or federal entities should the Stibnite Gold Project be fully permitted and move into operations. The Agreement only allows for specified Environmental Protection Agency directed cleanup actions to occur.

Item 5.1	Full Description of Material Change

See news release dated January 15, 2020 attached as Schedule "A" hereto.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Contact:	Liz Monger, Manager, Investor Relations
Telephone:	(778) 724-4704

Item 9	Date of Report

January 19, 2021

Schedule "A"

News Release dated January 15, 2021

(see attached)

Midas Gold Reaches Agreement to Begin Environmental Restoration at Abandoned Mine Site and Announces Relocation to United States

Agreement Signed with Federal Agencies to Improve Water Quality at Stibnite
Midas Gold Moves Headquarters to Idaho and Intends to Redomicile to United States
Nasdaq Listing Application Submitted and Related Share Consolidation Approved

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX, “Midas Gold” or the “Company”) today announced, after three years of extensive discussions, federal agencies have authorized and directed the Company to perform agreed immediate clean up actions to address contaminated legacy conditions within Idaho’s abandoned Stibnite mining district that are negatively impacting water quality. While Midas Gold did not cause the legacy environmental problems at Stibnite, the recently signed agreement points to the need for timely environmental action and is a testament to the Company’s willingness to take part in environmental restoration. The Agreement (as defined below) is necessary to allow the Company to voluntarily address environmental conditions at the abandoned mine site without inheriting the liability of the conditions left behind by past operators. As such, the Company may now provide the early clean up actions deemed necessary by the federal government to improve water quality. Should the Stibnite Gold Project (“Project”) move forward with proposed mining and restoration activities, this Agreement will also allow for comprehensive site cleanup by directing the Company to address legacy features including millions of tons of legacy mine tailings that fall outside of the Project footprint and would otherwise not be addressed. With the Agreement in place, Midas Gold is now moving forward with plans to relocate its corporate headquarters from British Columbia, Canada to Boise, Idaho and intends to redomicile the Company to the United States. Midas Gold has also approved a share consolidation in connection with a planned U.S. listing on the Nasdaq Stock Market (“Nasdaq”).

Agreement Reached to Address Legacy Water Quality

Through an Administrative Settlement Agreement and Order on Consent (“ASAOC” or the “Agreement”) signed on January 15, 2021 by the Environmental Protection Agency (“EPA”) and U.S. Forest Service, with concurrence by the U.S. Department of Justice, Midas Gold has been instructed to clean up certain contaminated conditions within the Stibnite mining district in Idaho. The sources of contamination to be addressed by the Agreement are decades old and largely stem from tungsten and antimony mining during World War II and the Korean War, long before Midas Gold started planning for redevelopment of the site.

The cleanup Agreement was entered into under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and is the result of almost three years of discussion with the Environmental Protection Agency (EPA). The EPA also lead discussions with U.S. Department of Justice, U.S. Forest Service, State of Idaho and two Idaho tribes.  Before finalizing the agreement, the EPA also conducted government-to-government consultation with the Shoshone-Bannock Tribes and Nez Perce Tribe.

“For decades, ground and surface water at Stibnite have suffered from elevated levels of arsenic and antimony,” said Laurel Sayer, CEO of Midas Gold Corp. and Midas Gold Idaho. “Yet, because the problems stem from historic mining activity, there are no responsible parties left to address the issues at hand. While we did not cause the problems impacting water quality today, we have always been clear on our intentions to be a part of the solution. We know redevelopment of the Stibnite Mining District for mining activity must include restoration of legacy features. So, when we saw the need to address sources of water contamination more quickly at Stibnite, we knew we had to offer our help.”

Importantly, the Agreement does not change the permitting process or anticipated permitting schedule for the Stibnite Gold Project through the National Environmental Policy Act (“NEPA”), nor does it alter any potential CERCLA liability or CERLCA defenses for Midas Gold or federal entities should the Stibnite Gold Project be fully permitted and move into operations. The Agreement only allows for specified EPA directed cleanup actions to occur.

“Today’s agreement develops a clear pathway for comprehensive cleanup activity at a long abandoned mine site and marks an important opportunity for meaningful water quality improvement at Stibnite,” said John C. Cruden, outside counsel for Midas Gold and former Assistant Attorney General for the Environment and Natural Resources Division in the Department of Justice in President Obama’s Administration.

The Agreement comes with a determination by federal regulators that due to historical activity, site conditions presently constitute an “actual or threatened release of hazardous substances” and that time critical removal actions are necessary to protect human health and welfare and the environment. In order to provide investment and cleanup the legacy environmental hazards and waste left behind at Stibnite, Midas Gold reached an agreement with federal agencies under CERCLA to define the cleanup work the Company will conduct and to clarify how to protect the Company from inheriting the environmental liability of past actors who abandoned the site. This situation is not unique to Midas Gold but one that has stalled cleanup work at abandoned mine sites across the country. This Agreement may well provide an example for cleaning up abandoned mining sites elsewhere in the nation.

“Water quality in the Stibnite Mining District has been a known problem for decades. As the closest community to the site, I can tell you that cleanup is long overdue,” said Willie Sullivan, Yellow Pine Resident and board member of the Yellow Pine Water Users Association. “This agreement between the EPA and Midas Gold is the first meaningful step toward real improvements in water quality conditions for the East Fork South Fork Salmon River and downstream communities like Yellow Pine. We have seen Midas Gold’s commitment to doing business the right way and their willingness to help with clean up now tells me they are the right partner for this effort.”

The ASAOC consists of three primary phases. The first phase of the Agreement is designed to significantly improve water quality over the next four years. It includes several CERCLA “time critical removal actions” consisting of water diversion projects designed to move water so it may avoid contaminated areas of the site, and removal of over at least 325,000 tons of historical mine waste from problematic locations that are currently affecting water quality. In addition, Midas Gold has agreed to conduct a full biological assessment, Clean Water Act evaluation, and a cultural resource survey. To ensure all that important work will be done, Midas Gold is providing US$7.5 million in financial assurance for Phase 1 projects.

Phases 2 and 3 of the ASAOC would move forward if the Stibnite Gold Project receives permission to proceed with mining under the National Environmental Policy Act (“NEPA”) and would provide the opportunity for comprehensive and site-wide cleanup of legacy features and waste by including permission to address legacy areas that are not included in the restoration activities proposed by the Stibnite Gold Project.

“As Idahoans, we care deeply about our home state and we are committed to partnerships that improve our water and lands,” said Sayer. “Our vision for Stibnite has always been that responsible industry could be a part of the solution to improve water quality and habitat at the long-abandoned site. Along with the desire and resources to help, we have needed permission to act. This Agreement provides the green light to finally see improvements in Idaho’s water quality at Stibnite and is one more opportunity for us to put our commitment to restoring the site into action.”

To read more on this Agreement additional information may be found here: www.MidasGoldIdaho.com/news/asaoc/

Idaho Headquarters & Redomicile

In conjunction with the signing of the Agreement, Midas Gold is relocating its corporate head office from Vancouver, Canada to Boise, Idaho, effective January 31, 2021. Additionally, Midas Gold has formally engaged legal and tax advisers to explore the feasibility of redomiciling to the United States. The intention to redomicile, which will be subject to determining an acceptable transaction structure, is in line with Midas Gold’s stated strategy of becoming a U.S.-based producer of critical minerals committed to the restoration and redevelopment of the Stibnite Gold Project. Midas Gold will provide updates on this process as necessary going forward.

“Idaho is our home,” said Sayer. “Our Project, our people and our work are focused here in Idaho and the move reconfirms our commitment to seeing the Project come to fruition.”

Share Consolidation and Nasdaq Listing

In conjunction with the relocation of its head office and its goal of becoming a U.S.-based producer of critical minerals, Midas Gold has submitted an application to list its common shares on the Nasdaq, and the listing of the common shares will be subject to fulfilling Nasdaq’s initial listing conditions. In order to meet Nasdaq minimum share trading price, Midas Gold’s Board of Directors also approved a 10-for-1 share consolidation, which is a necessary condition for the Company to meet Nasdaq’s listing conditions. Completion of the consolidation is subject to Toronto Stock Exchange approval and the timing will be governed by applicable regulatory and transfer agent requirements.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including the benefits and effects of the ASAOC and the actions to be undertaken pursuant thereto; the relocation of Midas Gold’s headquarters to Idaho; and the Company’s intentions with respect to the consolidation of its common shares, the application for listing of its common shares on NASDAQ and the exploration of the feasibility of redomiciling to the United States.. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "explore", "feasibility", "intends", "complete", "comprehensive", "defensible", "ensure", "potential" and "robust", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the actions and other matters as set out in the ASAOC proceed as expected; that regulatory approval of the share consolidation and the Nasdaq listing application will be received in a timely manner and on acceptable terms; that the relocation of the Company’s corporate headquarters will proceed as expected without unanticipated delays; that an acceptable transaction structure consistent with the Company’s stated strategy will be available in respect the proposed redomiciling to the United States; and that all requisite information will be available and requisite actions will be taken in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards; risks related to dependence on key personnel; risks related to unforeseen delays; risks related to opposition to the Project including litigation involving the Nez Perce Tribe; risks related to the COVID-19 pandemic; risks related to delays in receiving requisite regulatory approvals (or not receiving such approvals at all); risks related to a suitable transaction structure not being available and the Company being unable to redomicile to the United States; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.